EXHIBIT 12.1
NRG YIELD OPERATING LLC AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the Year Ended December 31,
	2015	2014 (c)	2013 (b)(c)	2012(a)(b)(c)	2011 (b)(c)
		(in millions, except ratio)
Earnings:
Income from continuing operations before income tax	$78	$108	$131	$14	$14
Less:
Equity in earnings of unconsolidated affiliates	(35)	(25)	(22)	(19)	(13)
Capitalized interest	—	—	(18)	(31)	(4)
Add:
Fixed charges	232	188	70	60	24
Distributions from unconsolidated affiliates	67	29	15	20	8
Amortization of capitalized interest	2	2	2	1	—
Total Earnings:	$344	$302	$178	$45	$29

Fixed Charges:
Interest expense	222	180	47	28	19
Capitalized interest	—	—	18	31	4
Amortization of debt issuance costs	7	5	4	—	—
Approximation of interest in rental expense	3	3	1	1	1
Total Fixed Charges:	$232	$188	$70	$60	$24
Ratio of Earnings to Combined Fixed Charges	1.48	1.61	2.54	0.75	1.21

(a)
The ratio coverage for the year ended December 31, 2012 was less than 1:1. NRG Yield Operating LLC would have needed to generate additional earnings of $15 million to achieve a ratio coverage of 1:1 for that year.

(b)
For all periods prior to the Yield, Inc.'s initial public offering on July 22, 2013, the accompanying combined financial statements represent the combination of the assets that the Company acquired and were prepared using NRG's historical basis in the assets and liabilities. For the purposes of the combined financial statements, the term "NRG Yield Operating LLC and Subsidiaries" represents the accounting predecessor, or the combination of the acquired businesses. For all periods subsequent to the Yield Inc. initial public offering, the accompanying audited consolidated financial statements represent the consolidated results of the Company.

(c)	Retrospectively adjusted as discussed in Note 1, Nature of Business.